UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 18-K
For Foreign Governments and Political Subdivisions Thereof
ANNUAL REPORT
of
HYDRO-QUÉBEC
QUÉBEC, CANADA
(Name of Registrant)
Date of end of last fiscal year: December 31, 2009
SECURITIES REGISTERED*
(As of the close of the fiscal year)

	Amounts as to Which	Names of Exchanges
Title of Issue	Registration is Effective	on Which Registered
N/A	N/A	N/A

Name and address of persons authorized to receive notices
and communications from the Securities and Exchange Commission:
John Parisella
Québec Government Office
One Rockefeller Plaza, Suite 2600
New York, NY 10020-2102
Copies to:

Robert E. Buckholz, JR.	Jean-Hugues Lafleur
Sullivan & Cromwell LLP	Vice-President, Financing, Treasury and Pension Fund
125 Broad Street	Hydro-Québec
New York, NY 10004-2498	75 René-Lévesque Boulevard West
5th Floor
Montréal, Québec, Canada H2Z 1A4

*	The Registrant is filing this annual report on a voluntary basis.

The information set forth below is to be furnished:
1.	In respect of each issue of securities of the registrant registered, a brief statement as to:
(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

Not applicable.

(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

Not applicable.

(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

Not applicable.
2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:
(a)	Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in foreign currency, it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Reference is made to pages 67 and 84 of Exhibit (1) hereto.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

Reference is made to pages 67, 85 and 86 of Exhibit (1) hereto.
3.	A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Reference is made to pages 84 to 86 of Exhibit (1) hereto.
4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:
(1)	Total amount held by or for the account of the registrant.

Not applicable.*

(2)	Total estimated amount held by nationals of the registrant (or if registrant is other than a national government by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not applicable.*

(3)	Total amount otherwise outstanding.

Not applicable.*

*	No securities of the registrant are registered under the U.S. Exchange Act of 1934, as amended.

i

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.
5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:
(a)	Internal floating indebtedness of the registrant. (Total to be stated in the currency of the registrant.)

$21.3 million. The item “floating indebtedness” refers to indebtedness with an original maturity of less than one year.

(b)	External floating indebtedness of the registrant. (Total to be stated in the respective currencies in which payable.)

None.
6.	Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.
Reference is made to pages 49 to 83 of Exhibit (1) hereto.
7.	(a)	If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe the effect of any such action, not previously reported.
None.

(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

Not applicable.

EXHIBIT
The following exhibits should be filed as part of the annual report:
(a)	Copies of any amendments or modifications, other than such have been previously filed, to all exhibits previously filed other than annual budgets.

Not applicable.

(b)	A copy of any law, decree, or administrative document outlined in answer to Item 1(b).

Not applicable.

(c)	A copy of the latest annual budget of the registrant, if not previously filed, as presented to its legislative body.

Not applicable.
This annual report comprises:
(a)	The cover page and pages numbered i to v consecutively.

(b)	The following exhibits:
(1)	Description of Hydro-Québec, dated as of May 6, 2010, including audited consolidated financial statements of Hydro-Québec for the year ended December 31, 2009.

(2)	Consent of KPMG LLP and Ernst & Young LLP.
This annual report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions Thereof.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montréal, Canada, on the 6th day of May, 2010.

HYDRO-QUÉBEC (Name of Registrant)
By:	/s/ Jean-Hugues Lafleur
Jean-Hugues Lafleur
Vice-President, Financing, Treasury and Pension Fund

EXHIBIT INDEX

Exhibits	Description

(1)	Description of Hydro-Québec, dated as of May 6, 2010, including audited consolidated financial statements of Hydro-Québec for the year ended December 31, 2009.

(2)	Consent of KPMG LLP and Ernst & Young LLP.

v